The9 Limited

17 Floor, No. 130 Wu Song Road

Hong Kou District, Shanghai 200080

People’s Republic of China

August 30, 2023

VIA EDGAR

Mr. Rolf Sundwall

Ms. Kate Tillan

Mr. John Dana Brown

Ms. Sonia Bednarowski

Office of Crypto Assets

Division of Corporate Finance

100 F Street, NE

Washington, D.C., 20549

Re:	The9 Limited (the “Company”) Form 20-F for the Fiscal Year Ended December 31, 2022 Correspondence Filed April 28, 2023 File No. 001-34238

Dear Mr. Sundwall, Ms. Tillan, Mr. Brown and Ms. Bednarowski,

The Company has received the letter dated August 29, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the Commission on May 1, 2023 (the “2022 Form 20-F”) and the Company’s correspondence filed with the Commission on April 28, 2023 (the “Correspondence”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021 filed with the Commission on May 2, 2022. The Company respectfully submits to request an extension to the deadline for responding to the letter due to additional time needed to prepare a thorough response. The Company will provide its response to the letter via EDGAR as soon as possible, in any event no later than September 27, 2023.

If you have any additional questions or comments regarding the 2022 Form 20-F and the Correspondence, please contact the undersigned at +86 21 6108-6080 or the Company’s U.S. counsel, Haiping Li of Skadden, Arps, Slate, Meagher & Flom LLP at +86 21 6193-8210 or haiping.li@skadden.com. Thank you very much.

Very truly yours,

The9 Limited

By:	/s/ George Lai
Name:	George Lai
Title:	Director and Chief Financial Officer

cc:	Jun Zhu, Chairman of the Board of Directors and Chief Executive Officer, The9 Limited Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP Mei Siu, Partner, RBSM LLP